Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE
PUBLIC SERVICE COMMISSION OF THE DISTRICT OF COLUMBIA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Formal Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED DISTRICT	)
OF COLUMBIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

JOINT APPLICATION OF SBC COMMUNICATIONS INC., AT&T
CORP. AND ITS CERTIFICATED DISTRICT OF COLUMBIA
SUBSIDIARIES FOR APPROVAL OF A MERGER

1.                                       SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”), and the AT&T subsidiaries certificated to provide telecommunications services in the District of Columbia, hereby request expedited Commission approval, pursuant to D.C. Code § 34-1001, of the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger (“Merger Agreement”) jointly executed by SBC and AT&T on January 30, 2005.*  A copy of the Merger Agreement is attached hereto as Exhibit B.  This proceeding should be treated as an “other investigation” for the purposes of D.C. Code § 34-912.

2.                                       Following the merger, AT&T will become a wholly owned, first-tier subsidiary of SBC.  The merger will be transparent and seamless for the

* Please see the investor disclosure statement attached as Exhibit A to this Joint Application.

customers of the operating subsidiaries of SBC and AT&T in the District of Columbia.  Upon consummation of the merger, the Commission will retain the same regulatory authority over those AT&T subsidiaries that it possesses today.  Those AT&T subsidiaries will be owned by the same entity, AT&T, that owns those subsidiaries today.  No transfer of assets or certificates of service authority will occur as part of this transaction.

3.                                       The merger of SBC and AT&T is in the public interest.  The merger will permit the Joint Applicants’ operating subsidiaries to continue providing existing services at just and reasonable rates and will not adversely affect this Commission’s authority to regulate the AT&T and SBC operating subsidiaries subject to the Commission’s jurisdiction.  In addition, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two telecommunications companies with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

4.                                       The Joint Applicants respectfully submit that the public interest will be served if the proposed merger, explained more fully below, is permitted to be consummated quickly.  The Joint Applicants offer the following information in support of this Application:

I.              THE PARTIES

A.                                    SBC Communications Inc. (“SBC”)

5.                                       SBC is a Delaware corporation with headquarters at 175 East Houston Street, San Antonio, Texas 78205-2233.  SBC is a holding company and does not directly provide any services in the District of Columbia or elsewhere.  SBC’s subsidiaries provide voice, data, and Internet services for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in more than 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  More comprehensive information concerning SBC’s financial status, operations, management, and services is set forth in SBC’s most recent annual report.  See http://www.sbc.com/gen/investor-relations?pid=5465(1)

(1) SBC wholly owns three subsidiaries that are certificated to provide competitive interexchange and local exchange telecommunications services in the District of Columbia, but are not involved within the proposed merger transaction.  The first, Southwestern Bell Communications Services Inc., d/b/a SBC Long Distance (“SBC Long Distance”), is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance is authorized to provide resold and facilities-based competitive local exchange telecommunications services throughout the District of Columbia pursuant to Order No. 13178, entered by this Commission on May 5, 2004.

The second, SBC Telecom, Inc. (“SBC Telecom”), is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 14-J, San Antonio, TX 78215.  SBC Telecom is authorized to provide resold and facilities-based competitive local exchange telecommunications service throughout the District of Columbia pursuant to Order No. 11568, entered by this Commission on December 23, 1999.

This Commission has pending before it a joint application of SBC Telecom, Inc. and SBC Long Distance for the consolidation of the operating authority of both entities into SBC Long Distance, LLC.  See Docket No. 892 (filed Oct. 15, 2004).  The merger of SBC and AT&T will not affect the authorized consolidation in any fashion.

The third, SNET America, Inc. d/b/a SBC Long Distance East, is a Connecticut corporation headquartered at 310 Orange Street, New Haven, CT 06510.  SBC Long Distance East is a wholly owned subsidiary of Southern New England Telecommunications Corporation, which is, in turn, a wholly owned subsidiary of SBC.  SBC Long Distance East provides resold intrastate, interexchange communications services in the District of Columbia.

B.                                    AT&T Corp. (“AT&T”)

6.                                       AT&T is a New York holding corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921.  AT&T, through its subsidiaries, is authorized to provide domestic and international telecommunications services throughout the United States.  AT&T operates the world’s largest communications network and offers a global presence in more than 50 countries, national and global IP-based networks, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through its AT&T Labs, skilled networking capabilities, and a highly significant base of government and large business customers.  More comprehensive information concerning AT&T’s financial status, operations, management, and services is set forth in AT&T’s most recent annual report.  See http://www.att. com/ir/sec/.

C.                                    AT&T Subsidiaries

7.                                       AT&T Communications of Washington, D.C., LLC (“AT&T-DC”) is a Delaware corporation headquartered at One AT&T Way, Bedminster, New Jersey 07921.  AT&T-DC is authorized to provide resold and facilities-based competitive local exchange telecommunications services pursuant to Order No. 10816, entered by this Commission on July 19, 1996 (in Formal Case No. 892).

8.                                       Teleport Communications-Washington D.C., Inc. (“TC-DC”) is a Delaware corporation headquartered at One AT&T Way, Bedminster, New Jersey 07921.  TC-DC is a wholly owned subsidiary of Teleport Communications Group, Inc., which, in turn, is a wholly owned subsidiary of AT&T.  TC-DC is authorized to provide resold and facilities-based competitive local exchange telecommunication services (including switched and dedicated access services) pursuant to Order No. 10847, entered by this Commission on September 28, 1996 (in Formal Case No. 892).

D.                                    Designated Contacts

SBC Contacts	AT&T Contacts

Bradford M. Berry	Mark A. Keffer
Jennifer Rockoff	Chief Regulatory Counsel
Wilmer Cutler Pickering	AT&T Corp.
Hale and Dorr LLP	1120 20th Street, N.W., Suite 1000
2445 M Street NW	Washington, D.C. 20036
Washington, DC 20037	(202) 457-3839
(202) 663-6930 (Telephone)	mkeffer@att.com
(202) 663-6363 (Facsimile)
Bradford.Berry@wilmerhale.com	Cynthia A. Coe
Jennifer.Rockoff@wilmerhale.com	5406 Kirkwood Drive
Bethesda, MD 20816
Wayne Watts	(301) 320-1283
Paul K. Mancini	c_coe@comcast.net
Martin E. Grambow
Randall Johnson	Angela L. Lee
SBC Communications Inc.	1848 Bryant Street, N.E.
175 East Houston Street	Washington, D.C. 20018
San Antonio, Texas 78205-2233	(202) 636-8686
(214) 464-3620	allee1848@msn.com
dj4905@sbc.com

Geoffrey M. Klineberg	Philip S. Shapiro
Kellogg, Huber, Hansen, Todd,	15105 Wetherburn Drive
Evans & Figel, PLLC	Centreville, Virginia 20120
1615 M Street, N.W., Suite 400	(703) 830-8965
Washington, D.C. 20036	psshapiro@att.com
(202) 326-7928 (Telephone)
(202) 326-7999 (Facsimile)
gklineberg@khhte.com

II.            REQUEST FOR APPROVAL OF MERGER

A.                                    The Planned Merger

9.                                       The Merger Agreement provides that AT&T will become a first-tier subsidiary of SBC.  At the time of the merger, shareholders of AT&T will exchange their stock for SBC stock.  There will be no change in the ownership structure of any SBC-affiliated entity subject to the Commission’s regulatory authority.  Likewise, the transaction will result in no change in the ownership of any AT&T subsidiary certificated in the District of Columbia.

10.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

11.                                 The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of SBC Long Distance, SBC Telecom, SBC Long Distance East, AT&T-DC, TC-DC, or any other entities certificated by this Commission that are under the direct or indirect control of AT&T.  Each of those entities will continue to hold all of the state certificates that they currently hold.  There will be no transfer of assets of those certificated entities in connection with the merger.

B.                                    Statutory Authority

12.                                 The Commission has asserted authority to approve mergers or transfers of a franchise pursuant to D.C. Code § 34-1001.  To the extent that the proposed merger of SBC and AT&T results in the “transfer” of AT&T’s right to own AT&T-DC, TC-DC, or any other entities certificated by this Commission that are under the direct or indirect control of AT&T, and to the extent that the merger constitutes a contract or agreement “affecting a franchise or right” governed by this Commission, the Joint Applicants request approval from this Commission.  The Commission has stated that it will “exercise its jurisdiction in a manner which benefits the public interest.”  See Joint Application of AT&T Corporation and Teleport Communications Group, Inc., for Approval of Transfer of a Franchise, 1999 D.C. PUC LEXIS 55, at *10 (D.C. Pub. Serv. Comm’n Nov. 5, 1999).  For the reasons described below, the expeditious approval of the Agreement and Plan of Merger will benefit the public interest in the District of Columbia.

III.                 THE MERGER WILL SERVE THE PUBLIC INTEREST

A.                                    General Benefits of the Proposed Merger

13.                                 The Joint Applicants respectfully submit that the merger of SBC and AT&T will benefit the public interest.  It responds to major technological, marketplace, and regulatory changes promoting facilities-based competition in all communications services markets by bringing together two companies with complementary strengths, product sets, and customer bases.  Together, SBC and AT&T will be positioned for success in a rapidly changing industry, making the transition from legacy technologies to advanced, next generation Internet Protocol (“IP”) networks and services.  The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

14.                                 As a result of the merger, AT&T’s robust global network will be enhanced and U.S. ownership preserved.  AT&T’s facilities are an important part of the nation’s communications infrastructure, and AT&T also owns the leading global network.  The transaction will enable the combined organization to accelerate the capital investment in AT&T’s facilities necessary to keep pace with technology and market developments.  Once the merger is consummated, the combined organization will be well positioned to make capital expenditures that will upgrade and expand the existing networks, and those expenditures will be more efficiently made given the anticipated increase in capacity utilization and efficiency of traffic flows.

15.                                 SBC expects capital spending totaling approximately $2 billion (before synergies) over the first several years after closing, which is considerably higher than AT&T would likely spend absent the merger.  In the words of one analyst, “[t]he backing of SBC significantly strengthens AT&T’s future outlook and should make customers feel more comfortable about the future investment in and quality of the network.”  S. Flannery, et al., Morgan Stanley, Patience Required on the Path Less Traveled at 3 (Feb. 3, 2005).

16.                                 The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and numerous other federal agencies, state governments, and public university systems.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

17.                                 The merger will increase innovation and investment, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service will be higher.  All customers in the District of Columbia should benefit from these anticipated merger synergies.

B.                                    Impact on Competition

18.           The merger will affirmatively enhance competition in the provision of services to businesses in the District of Columbia.  The combination of SBC and AT&T will position the merged company to compete with the numerous other providers that stand ready, willing, and able to provide services to business customers, including incumbent provider Verizon, as well as CLECs, such as

Time Warner Telecom, Paetec, and XO Communications, and wireless and other intermodal companies.  The combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with these existing providers of telecommunications services to medium and large businesses across the full range of current and emerging products.

19.           According to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, there were eight CLECs serving over 215,000 access lines in the District of Columbia, an increase of more than 130,000 lines since 1999.  See FCC, Local Telephone Competition:  Status as of June 30, 2004 at Tables 8, 10, 12 (Dec. 2004) (“FCC Local Competition Report”).

20.           Indeed, the combination of the financial resources, managerial skills, and experience of SBC and AT&T will accelerate competition in local markets by creating a business combination with the capital, marketing abilities, managerial expertise, and technologically advanced networks necessary to more vigorously compete against the incumbent local exchange carriers and other competing service providers, including incumbent cable companies, in the District of Columbia.

21.           The merger will not adversely affect competition in the District of Columbia.  This is not only because SBC and AT&T’s operating subsidiaries in the District of Columbia compete with incumbent carriers and other service providers but also because, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s in-region states, while AT&T’s strength is the sale of services nationwide and globally to large businesses.  As a result of the merger, the combined organization will have the technical and financial strength to increase investment in Tier 1 Internet backbone services, which will enhance competition.

22.           The merger will also not diminish competition for mass market customers within the District.  This is, at least in part, the result of AT&T’s unilateral and irreversible pre-merger decision, in 2004, to discontinue actively marketing traditional local and long distance service to residential and small business customers.  Even before its decision to merge with SBC, AT&T was no longer a price-constraining force for the mass market, and consummation of the merger therefore obviously should have no adverse effect on competition in that market.

23.           The merger will not diminish the number of firms serving mass market customers in the District.  According to the FCC Local Competition Report, as of June 30, 2004, there were 6 wireless carriers operating in the District of Columbia, serving over 550,000 subscribers, a 7% increase from 2003.  See id. at Table 13.

24.           According to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, eight CLECs operated in the District of Columbia, serving 20% of the end-user residential switched access lines in the District.  See FCC Local Competition Report at Table 9-12.  In addition, major cable operators – which together serve approximately 85 percent of U.S. households – have begun aggressively moving to offer VoIP on a nationwide basis, prompting analysts to predict that “[C]able-VoIP will eventually take upwards of 20% market share of primary residential access lines.”  F. Governali, et al., Goldman Sachs, Neutral Views Retained for North American Telcos at 3 (Jan. 12, 2005).

25.           Verizon, Vonage, and numerous other providers currently compete for VoIP customers in the District of Columbia.  According to the FCC’s December 2004 Report on High-Speed Internet Access, as of June 30, 2004, there were 11 providers of high-speed access lines operating in the District of Columbia, and the number of District of Columbia customers subscribing to high-speed Internet access services has mushroomed, with over 96,000 high-speed lines in service in the District of Columbia as of June 30, 2004, compared to less than 13,500 high-speed lines in service as of December 30, 1999.  See FCC, High-Speed Services for Internet Access:  Status as of June 30, 2004 at Tables 6-8 (Dec. 2004).  Cable modem providers, such as Comcast, currently dominate the provision of high-speed lines in the District of Columbia with 54 percent of the market.  See id. at Table 7.  Thus, in light of the competition that is occurring, and growing, within the District, it is clear that the merger will not harm consumers.  On the contrary, it will create a stronger company that will be positioned to compete in the mass market with more efficiency, effectiveness, and responsiveness.

26.           In the past, the Commission has focused on serving the goals of the federal Telecommunications Act of 1996.  The two main goals of that Act – promoting competition in all markets and services and encouraging deployment and availability of next-generation broadband services – will be served by this merger.  The merger will create a stronger competitor than either AT&T or SBC standing alone and should allow the combined organization to provide more and better next-generation services.

C.            Quality of Service and Rates

27.           The proposed merger will not adversely affect the availability and quality of the service currently offered by AT&T and its affiliates regulated by this Commission.  All of those certificated entities will continue to exist in their current forms upon consummation of the merger.  The merger will not affect the rates, terms, or conditions of service provided by any of those certificated entities to their current customers.

28.           The merger also will ultimately enhance the quality and variety of communications services offered to the citizens of the District of Columbia.  The combined organization of SBC and AT&T will be better positioned to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined force of personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which until now have been implemented for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

29.           SBC and AT&T anticipate that the combined company will be better able to compete using VoIP than either company standing alone.  Prior to its decision to cease actively marketing mass market land-line voice service, AT&T had developed a VoIP service, known as “AT&T CallVantage Service.”  By joining together AT&T’s VoIP platform and SBC’s traditional consumer focus and financial resources behind VoIP, the merger will permit the combined company to deploy VoIP to both business and mass market customers more aggressively and effectively, both in and out of SBC’s region.

D.            The Financial Strength of the Resulting Organization

30.           The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  The synergies created by this merger will strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.  The merger of AT&T with a financially strong company will substantially improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.  For example, the announcement of the merger itself has already had a potential positive impact on AT&T’s credit rating, with Standard & Poor’s indicating that it may raise its ratings on AT&T from junk status to investment grade.

31.           The synergies created by this merger will strengthen the combined organizations through reduced costs, increased productivity, and augmented revenues.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will benefit all of its subsidiaries, including those currently operating in the District of Columbia.

E.             Employment Outlook

32.           The merger will create a stronger company, better positioned to add jobs and increase employment.  The merger will position the combined organization for growth, which in time will produce jobs.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of its currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the economy at large.

33.           Both of the unions representing SBC and AT&T workers – the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) – have expressed their support for the merger.  As Morton Bahr, the President of the CWA stated on January 31, 2005, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.” Statement of CWA President Morton Bahr, attached hereto as Exhibit C.  The IBEW similarly expressed support for the merger: “The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit D.

F.             Corporate Citizenship

34.           As a result of the merger, and the synergies that will enhance the competitive abilities of both companies, AT&T, SBC, and their affiliates and subsidiaries operating in the District of Columbia, will continue their traditions of community involvement and good corporate citizenship.

G.            The Commission’s Regulation of Rates and Service

35.           The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiary or subsidiaries currently operating in the District of Columbia pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

H.            Related Governmental Filings

36.           In addition to filings with this Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger, including the Federal Communications Commission and the U.S. Department of Justice, each of which will undertake a detailed review of the merger.  Moreover, this merger is likely to be reviewed not only by a number of state commissions but also by various international regulatory entities in countries where SBC and AT&T hold direct or indirect investments in telecommunications companies.

IV.                                CONCLUSION

For the foregoing reasons, SBC and AT&T respectfully request that the Commission approve this Joint Application on an expedited basis and grant any other relief deemed necessary and appropriate to effectuate the Merger Agreement.

Respectfully submitted,

FOR SBC COMMUNICATIONS INC.	FOR AT&T CORP.

/s/ Bradford M. Berry	/s/ Cynthia A. Coe
Bradford M. Berry, Bar No. 426326	Cynthia A. Coe, Bar No. 438792
Jennifer Rockoff, Bar No. 475004	5406 Kirkwood Drive
Wilmer Cutler Pickering	Bethesda, MD 20816
Hale and Dorr LLP	(301) 320-1283 (Telephone)
2445 M Street NW	c_coe@comcast.net
Washington, DC 20037
202 663 6930 (Telephone)
202 663 6363 (Facsimile)
Bradford.Berry@wilmerhale.com
Jennifer.Rockoff@wilmerhale.com

Wayne Watts	Mark A. Keffer, Bar No. 417901
Paul K. Mancini	Chief Regulatory Counsel
Martin E. Grambow	AT&T Corp.
Randall Johnson	1120 20th Street, N.W., Suite 1000
SBC Communications Inc.	Washington, D.C. 20036
175 East Houston Street	(202) 457-3839
San Antonio, Texas 78205-2233	mkeffer@att.com
(214) 464-3620
dj4905@sbc.com	Angela L. Lee, Bar No. 454329
1848 Bryant Street, N.E.
Geoffrey M. Klineberg, Bar No. 444503	Washington, D.C. 20018
Kellogg, Huber, Hansen, Todd,	(202) 636-8686
Evans & Figel, PLLC	allee1848@msn.com
1615 M Street, N.W., Suite 400
Washington, D.C. 20036	Philip S. Shapiro, Bar No. 933689
(202) 326-7928 (Telephone)	15105 Wetherburn Drive
(202) 326-7999 (Facsimile)	Centreville, Virginia 20120
gklineberg@khhte.com	(703) 830-8965
psshapiro@att.com

Date: February 28, 2005

BEFORE THE

PUBLIC SERVICE COMMISSION OF THE DISTRICT OF COLUMBIA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Formal Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED DISTRICT	)
OF COLUMBIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

VERIFICATION

I, Rick L. Moore, state that I am Managing Director-Corporate Development of SBC Communications Inc., one of the joint applicants in the foregoing Joint Application of SBC Communications Inc., AT&T Corp. and its Certificated District of Columbia Subsidiaries for a Certificate of Public Convenience Evidencing Approval of a Merger Between SBC and AT&T.  I am authorized to make this Verification on behalf of SBC Communications Inc., and the statements in the foregoing Joint Application are true and correct to the best of my knowledge, information and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 25th day of February, 2005, at San Antonio, TX.

	By:	/s/ Rick L. Moore
Rick L. Moore

Subscribed and sworn before me this 25th day of February, 2005.

/s/ Lisa K. Fox
Lisa K. Fox

BEFORE THE

PUBLIC SERVICE COMMISSION OF THE DISTRICT OF COLUMBIA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Formal Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED DISTRICT	)
OF COLUMBIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

VERIFICATION

I, David P. Condit, state that I am Vice President of AT&T Corp., one of the joint applicants in the foregoing Joint Application of SBC Communications Inc., AT&T Corp. and its Certificated District of Columbia Subsidiaries for a Certificate of Public Convenience Evidencing Approval of a Merger Between SBC and AT&T.  I am authorized to make this Verification on behalf of AT&T Corp., and the statements in the foregoing Joint Application are true and correct to the best of my knowledge, information and belief.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 22nd day of February, 2005, at Washington, DC.

By:	/s/ David P. Condit
David P. Condit

Subscribed and sworn before me this 22nd day of February, 2005.

/s/ Deborah A. Stewart
Notary Public

CERTIFICATE OF SERVICE

I hereby certify that on this 28th day of February 2005, a true and correct copy of the foregoing document was delivered by hand delivery or U.S. mail, postage prepaid, to the following:

Elizabeth A. Noël, Esq.

Office of the People’s Counsel for the District of Columbia

1133 15th Street N.W.

Suite 500

Washington, DC  20005

/s/ Bradford M. Berry
Bradford M. Berry

BEFORE THE

PUBLIC SERVICE COMMISSION OF THE DISTRICT OF COLUMBIA

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)	Formal Case No.
)
AT&T CORP., TOGETHER	)
WITH ITS CERTIFICATED DISTRICT	)
OF COLUMBIA SUBSIDIARIES,	)
)
for Approval of Merger	)
)

LIST OF EXHIBITS

Exhibit A -             Disclosure Statement

Exhibit B -              Merger Agreement (Jan. 30, 2005)

Exhibit C -              Statement of CWA President Morton Bahr (Jan. 31, 2005)

Exhibit D -              Statement of IBEW President Edwin D. Hill (Jan. 31, 2005)

EXHIBIT A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

EXHIBIT B

[AGREEMENT AND PLAN OF MERGER]

EXHIBIT C

Press Releases

NEWS RELEASE For Immediate Release 1/31/2005	For More Information: Jeff Miller or Candice Johnson CWA Communications, 202- 434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T.  CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies.  Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent.  In recent years, AT&T has been contracting its business and shedding jobs.  With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

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EXHIBIT D

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T.  The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC.  We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike.  The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone.  The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with managaement of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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